

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

DIVISION OF
CORPORATION FINANCE

November 24, 2008

<u>**Via Facsimile and U.S. Mail**</u>
Phillip J. Niehoff, Esq.
Paul Olivera, Esq.
Mayer Brown LLP
71 S. Wacker Drive
Chicago, IL 60606
United States

     Re: **Flex Fuels Energy, Inc.**
             Additional Definitive Soliciting Proxy Materials
             Filed November 18, 2008
             File No. 0-52601

Dear Messrs. Niehoff and Olivera:

     We have the following comments on the above-referenced filing.

<u>Letter to Shareholders</u>

1.   You are reminded that soliciting material must be filed no later than the date it is first made available to security holders. See Rule 14a-6(b). It has come to our attention that a cover letter accompanying the definitive proxy materials mailed to shareholders has not been publicly filed. Please file the cover letter immediately as additional soliciting material.

2.   Please provide objective support for statements made in the cover letter not yet filed. In this regard, provide objective support for the assertion that the company's rape seed project will yield an anticipated project IRR of over 20%.

<u>DEFA 14A filed November 18, 2008</u>

3.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Provide us with support for the statements you make with respect to the following statements:

     •   "we believe th[e] dissident slate would destroy shareholder value…;"

- "Mr. Barr and ICP wanted to sell Flex Fuels to Four Rivers…in what we believe would have amounted to a "cash grab…;"

- "[t]he transaction would have required Flex Fuels to use substantially all of its cash….ultimately resulting in the dissolution of Flex Fuels…;"

- "Mr. Barr and his nominees…will pursue these …goals, depriving Flex Fuels of operating capital and leading to its dissolution…;"

- "Mr. Barr independently contacted and carried out negotiations with ICP and Four Rivers directly on several occasions, without Board authority and in contravention of the Board's directives…;"

- "we were able to reduce expenses from £352.6 thousand to £252.2 thousand, a savings...of more than £100.4 thousand…;" and,

- "our phased approach …has generated anticipated cost savings…of approximately £60 million…"

Where the basis of support are other documents, such as analysts' reports and newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized. If you are unable to provide objective support for any statement, please revise your disclosure accordingly by eliminating the statement.

4. We note disclosure in the first bullet point of regarding compensation received by Mr. Barr. Please revise your disclosure to clarify the amounts earned in cash versus stock. Additionally, disclose whether Mr. Barr's compensation was approved by the board of directors.

5. Revise to clarify the assertions in the second bullet point regarding the Four Rivers transaction. For example, clarify how the company would lose substantially all of its cash if, at the end of the transaction, shareholders would be shareholders of a combined company and would retain an ownership interest in the combined company.

6. We refer you to the third bullet point in your letter to shareholders dated November 18, 2008. It has come to our attention that there were no formal negotiations between Four Rivers and the company because the board of directors of the company, including Mr. Barr, summarily dismissed the initial offer and Four Rivers formally withdrew its offer on May 28, 2008. In light of your assertion of negotiations between Mr. Barr and Four Rivers, please revise your disclosure to clarify any negotiations held, whether formal or informal,

involving the company, Four Rivers and/or Mr. Barr. Also, please provide support for you assertion that Mr. Barr independently contacted a third party vendor responsible for managing the computer server that houses Flex Fuels email.

7. We note disclosure stating you "believe [you] have built a strong foundation for substantial gains in value for all of [y]our shareholders …" You also note that you have "devis[ed] and implement[ed] an effective strategy for closing on debt and equity financing…" In future solicitations, please disclose that no assurance can be given that management's strategies will enhance shareholder value or that you will achieve any other desired results.

8.   Avoid statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 14a-9. Unless there has been a court finding on the matter, please delete the assertion that Mr. Barr "stole[]" internal confidential emails.   Eliminate the statement that Mr. Barr has violated his fiduciary duties and wanted to participate in a "cash grab" of Flex Fuel's cash reserves. Also, eliminate the suggestions that he can not be trusted to act in the best interest of Flex Fuels and its shareholders.

Please file clarifying statements as definitive additional soliciting materials, reflecting the above comments and please consider these comments in future soliciting material.

Closing Information

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company is in possession of all facts relating to the company's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Please direct any questions to me at (202) 551-3757 or, in my absence, to Dan Duchovny, Special Counsel, at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Attorney Advisor
Office of Mergers and Acquisitions

cc: Phillip Niehoff, Esq.
        Mayer Brown LLP
        (312) 701-7711